Amira Nature Foods Ltd Appoints Shiv Surinder Kumar to Board of Directors

DUBAI, United Arab Emirates — June 5, 2013 -- Amira Nature Foods Ltd (the “Company” or “Amira;”) (NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced that it has appointed Shiv Surinder Kumar to serve on its board of directors and audit committee, effective June 5, 2013.

Mr. Kumar brings to Amira over 20 years of experience in the areas of asset management, merchant banking, capital markets and wealth management across Asia, Europe and the Middle-East.  Mr. Kumar founded Bridge Capital in 2006 and has continued to serve as a Director of that firm, which provides a broad range of corporate finance services and has managed funds in excess of $200 million. From 2000 to 2006, Mr. Kumar was the Director of Genesis International, Dubai, UAE, where he worked on a number of strategic investment projects including airport privatization in India and private placements in mid-cap Indian companies. From 1997 to 2000, Mr. Kumar was a financial consultant with Merrill Lynch International, where he managed private banking with a focus on structured products related to wealth management of high net worth individuals and family offices. From 1992 to 1997, Mr. Kumar worked as Vice President for Hinduja Finance Ltd, India, where he managed a balance sheet of $80 million, arranged investment banking transactions and invested on a proprietary basis in venture capital transactions. From 1988 to 1993, Mr. Kumar held Vice President and Assistant Vice President roles at Prime Securities Limited, India, and Bank of America NT&SA . Mr. Kumar satisfies the audit committee "independence" requirements of the New York Stock Exchange.

“We are very pleased to welcome Shiv Surinder Kumar to our board,” stated Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. “Shiv has enjoyed a distinguished career in a number of leadership roles at financial institutions. We look forward to benefitting from his financial and operational knowledge as we continue to expand our business.”

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Contact: ICR - John Mills/Katie Turner 646.277.1220